Filing by Wells Fargo Funds Trust pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934. Subject company: Wells Fargo Funds Trust (SEC File Nos. 333-74295)

  IMPORTANT NOTICE REGARDING YOUR INVESTMENT IN:

Wells Fargo Colorado Tax-Free Fund

Wells Fargo North Carolina Tax-Free Fund

PLEASE VOTE NOW

WE MUST RECEIVE YOUR VOTE BY FEBRUARY 19, 2019

Recently, we sent you proxy material regarding a special   meeting of shareholders scheduled for February 19, 2019. Our records indicate that we have not received your voting instructions.

We urge you to vote as soon as possible in order to allow the Funds to obtain a sufficient number of votes to hold the meeting as scheduled. Join your fellow holders and vote today!

If you have any questions or would like to vote, please call the number listed below:

1-844-557-9027

Your vote is important no matter the number of shares you own. Please vote promptly so your vote can be received by the February 19, 2019 special meeting of shareholders.

The Funds have made it very easy for you to vote.  Choose one of the following methods:

Vote live with a Proxy Specialist – You may cast your vote live with a proxy specialist, Monday through Friday 9:00 a.m. to 10:00 p.m. ET, and have proxy related questions answered by calling toll free: 1-844-557-9027.

Vote via the Internet– You may cast your vote using the Internet by logging onto the Internet address located on your proxy ballot(s) and following the instructions on the website. www.proxyvote.com

Vote by Touch-Tone Phone – You may cast your vote by telephone by calling the toll-free number found on the proxy ballot(s) that you received.

Vote by Mail– You may cast your vote by signing, dating and mailing your proxy ballot(s) in the postage prepaid return envelope that was previously provided to you.

THANK YOU FOR VOTING